UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.33⅓ per share
(Title of Class of Securities)

M6158M104

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M6158M104

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) F.K Generators & Equipment Ltd.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC USE ONLY
4	Place of Organization
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 13,398 shares
	6	Shared Voting Power 1,252,462 shares (1)
	7	Sole Dispositive Power 13,398 shares
	8	Shared Dispositive Power 1,445,205 shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,205
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row (9) 6.89%
12	Type of Reporting Person* CO

(1) F.K Generators & Equipment Ltd. is deemed to beneficially own 1,445,205 shares of the Issuer, of which 13,398 are directly owned by F.K Generators & Equipment Ltd. (whereby Mr. Avner Kurz. Mr. Amos Kurz and Mr. Uri Kurz are deemed to beneficially own said 13,398 shares of the Issuer owned by F.K. Generators and Equipment Ltd. ("F.K.") by virtue of their shared voting and investment power over such shares through their respective holdings of 33⅓% each of ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K.) and 1,431,807 shares are owned by Moked Ituran Ltd., which F.K Generators & Equipment Ltd. is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K. Generators and Equipment Ltd.'s 26% ownership of Moked Ituran).

F.K. Generators & Equipment Ltd. has shared voting power in respect of 1,252,462 shares of the issuer beneficially held by it, out of which, 13,398 are directly owned by it and 1,239,064 shares are owned by Moked Ituran Ltd., which F.K. Generators & Equipment has voting power according to a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K Generators & Equipment Ltd.'s voting power in respect of 22.5% on the vote of any matter, other than issues specified in the shareholders agreement).

Item 1.

(a) Name of Issuer:  Ituran Location and Control Ltd.

(b) Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

(a) Name of Person Filing: F.K Generators & Equipment Ltd.

(b) Address of Principal Business Office: PO Box 262, Airport City, 70100, Israel

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  Ordinary Shares.

(e)  CUSIP Number - M6158M104

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.    Ownership.

(a)  Amount Beneficially Owned:  F.K Generators & Equipment Ltd. is deemed to beneficially own 1,445,205 shares of the Issuer, of which 13,398 are directly owned by F.K Generators & Equipment Ltd. (whereby Mr. Avner Kurz, Amos Kurz and Mr. Uri Kurz are deemed to beneficially own said 13,398 shares of the Issuer owned by F.K. Generators and Equipment Ltd. ("F.K.") by virtue of their shared voting and investment power over such shares through their respective holdings of 33⅓% each of ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K.) and 1,431,807 shares are owned by Moked Ituran Ltd., which F.K Generators & Equipment Ltd. is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K. Generators and Equipment Ltd.'s 26% ownership of Moked Ituran).

F.K. Generators & Equipment Ltd. has shared voting power in respect of 1,252,462 shares of the issuer beneficially held by it, out of which, 13,398 are directly owned by it and 1,239,064 shares are owned by Moked Ituran Ltd., which F.K. Generators & Equipment has voting power according to a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K Generators & Equipment Ltd.'s voting power in respect of 22.5% on the vote of any matter, other than issues specified in the shareholders agreement).

(b)  Percent of Class:  6.89%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,398

(ii)	Shared power to vote or to direct the vote: 1,252,462

(iii)	Sole power to dispose or to direct the disposition: 13,398

(iv)	Shared power to dispose or to direct the disposition: 1,445,205

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not applicable

Item 11. Exhibits

(a)
Shareholders Agreement, dated May 18, 1998, amended on September 6, 2005 by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation) (incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form F-1/A, No. 333-128028, as filed on September 23, 2005).

(b)
Form of Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation) (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form F-1/A, No. 333-128028, as filed on September 23, 2005).

SIGNATURE

After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

By:	/s/ Avner Kurz , Amos Kurz & Uri Kurz
Avner Kurz , Amos Kurz & Uri Kurz
F.K. Generators & Equipment Ltd.

Attention: Intentional misstatements or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).